STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

First: That the name of this corporation is TA Fintech Inc.

Second: That the certificate of incorporation of the Corporation was originally filed with the Delaware Secretary of State on September 24, 2021 (the “Certificate of Incorporation”).

Third: The Board of Directors of the Corporation, by unanimous written consent pursuant to Section 141(f) of the General Corporation Law of the State of Delaware, duly adopted the following amendments to the Certificate of Incorporation:

Fourth: That Article 4 of the Certificate of Incorporation is hereby amended and restated as follows:

The amount of the total stock this Corporation is authorized to issue is 800,000,000 shares of common stock with a par value of $0.001 per share. All holders of shares of common stock shall be identical with each other in every respect.

Upon the effective time (the “Effective Time”) of the filing of this Certificate of Amendment to the Certificate of Incorporation, each one (1) share of the Corporation’s common stock that is issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time (which shall include each fractional interest in Common Stock in excess of one (1) share held by any stockholder), is and shall be subdivided and reclassified into four (4) fully paid, nonassessable shares of common stock (or, with respect to such fractional interests, such lesser number of shares as may be applicable based upon such four-for-one (4-for-1) ratio) (the “Forward Stock Split”). Each certificate that immediately prior to the Effective Time represented shares of common stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of common stock represented by the Old Certificate shall have been subdivided and reclassified. The authorized number of shares, and par value per share, of common stock shall not be affected by the Forward Stock Split.

Fifth: That, by written consent executed in accordance with Section 228 of the General Corporation Law of the State of Delaware, the holders of a majority of the outstanding stock of the Corporation entitled to vote thereon, and the holders of a majority of the outstanding stock each of class entitled to vote thereon as a class, was given written notice of the proposed amendment to the Certificate of Incorporation and voted in favor of the adoption of the amendment to the Certificate of Incorporation. The necessary numbers of shares, as required by statute, were voted in favor of the amendment.

Sixth: That said amendments to the Certificate of Incorporation were duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the 4th day of April, 2023.